UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number 333-133992
TELEMAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Telemar Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo 300, 11º andar, sala 1101 (parte)
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___   Form 40-F _______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  April 17, 2007
TELEMAR PARTICIPAÇÕES S.A.
By:  /s/ José Augusto da Gama Figueira
Name:  José Augusto da Gama Figueira
Title:    Executive Officer

Translation
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company
CNPJ/MF No. 02.107.946/0001-87
Statement of Material Fact
Telemar Participações S.A. (“TmarPart”) advises that at a Prior Shareholders’ Meeting held today the signatories to the TmarPart shareholders’ agreement resolved to instruct the members of the TmarPart Board of Directors appointed by them, representing a majority of the Board of Directors, to vote in favor of the proposals to carry out the public tender offers referred to in the statement of material fact released on April 11, 2007.
The content of this statement of material fact is being transmitted to the Investor Relations Officers of Tele Norte Leste Participações S.A. (BOVESPA: TNLP; NYSE: TNE) and of Telemar Norte Leste S.A. (BOVESPA: TMAR), for release to the shareholders of those companies.
Rio de Janeiro, April 17, 2007
Celso Fernandez Quintella
Investor Relations Officer
Tender offer statement
The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.